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                                                                      EXHIBIT 53

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    NORTH AMERICAN INVESTMENT GROUP INCREASES
                         INVESTMENT IN DRILLING PROGRAM

APRIL 16, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with corporate headquarters in The Woodlands, TX announced today an increased investment by PNG Energy Investors LLC. The new participation is in addition to the April 3, 2003 transaction that concluded an agreement with a group of North American investors for participation in the Company's recently initiated multi-well drilling program.

PNG Energy Investors has subsequently exercised an option to increase its original investment by an additional US$2.25 million from US$5.4 million to a total amount of US$7.65 (C$11.14 / A$12.68) million. This investment equates to an 8.5 percent participation interest in the previously announced multi-well drilling program, and gives the right to convert all or part of the initial investment of US$5.4 million into InterOil common stock at C$15.00 per share (A$1.71 per CDI). The balance of the additional investment of US$2.25 million shall have the same terms but at an increased conversion price of C$17.00 per share (A$1.94 per CDI). This agreement remains subject to regulatory approval.

The multi-well drilling program recently commenced with the spudding of the Moose prospect on 27 March 2003. On April 15, 2003 InterOil announced a further drilling prospect, the "Rhino," for which technical details may be obtained by visiting the InterOil website.

"We welcome the incremental participation from PNG Energy Investors, as it confirms the momentum, excitement and most importantly, the value we are creating for our shareholders through our upstream exploration activities," stated Phil Mulacek, CEO of InterOil.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has recently announced the largest exploration program by a single company in Papua New Guinea history.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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
NORTH AMERICA                                                      AUSTRALASIA
-------------                                                      -----------
Gary M Duvall                                                      Anesti Dermedgoglou
Vice President, Corporate Development                              Vice President, Investor Relations
InterOil Corporation                                               InterOil Corporation
gary.duvall@interoil.com                                           anesti@interoil.com
Houston, TX USA                                                    Cairns, Qld Australia
Phone:  +1 281 292 1800                                            Phone:  +61 7 4046 4600

Lisa Elliott
DRG&E

lelliott@drg-e.com
Houston, TX USA
Phone:  +1 713 529 6600
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